Caledonia announces the appointment of a new Director

Toronto, Ontario – March 28, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the appointment of Mr. Leigh Alan Wilson as a non-executive Director of Caledonia and a member of the Audit Committee.

Mr. Wilson, 63 years old, is based in Westport, Connecticut, USA and is currently the Independent Chair of the Victory Funds, Old Mutual Advisor Funds II & the Old Mutual Insurance Series Funds. He serves as a business advisor to public and private companies in the United States and Europe and has held a number of senior positions in the United States and Europe in the financial services and banking sectors, including Chief Executive Officer (“CEO”) of Paribas North America.  He is a Director of the Mutual Fund Directors Forum, and founded New Century Living Inc. in 1992, of which he is CEO.

He has been a Director of the Victory Institutional Funds since 2003, the Victory Variable Insurance Funds (investment companies – 23 total portfolios) since 1998 and the Old Mutual Insurance Series Funds (investment companies – 8 portfolios) since 2005.  He was previously a director of Chimney Rock Winery LLC (2000–2004) and Chimney Rock Winery Corp. (1985-2004), and has been a Trustee of The Trustee’s Portfolios since 1992.

Mr. Wilson will further strengthen the Board’s financial experience and brings considerable negotiating expertise to Caledonia.

There is no further information required to be disclosed under Schedule 2(g) of the AIM Rules.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881